UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*




                      ENDEAVOUR INTERNATIONAL CORPORATION
-------------------------------------------------------------------------------
                                (Name of Issuer)



                        Common Stock, $ 0.001 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    29259G101
                  --------------------------------------------
                                 (CUSIP Number)


                                 December 31, 2009
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[_] Rule 13d-1(c)

[_] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------
  CUSIP No. 29259G101                   13G
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

           Goldman  Sachs Asset Management
           (Goldman Sachs Asset Management, L.P., together with GS Investment Strategies, LLC, "Goldman Sachs Asset Management")
------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group

                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC Use Only



------------------------------------------------------------------------------
 4.   Citizenship or Place of Organization

           Delaware

------------------------------------------------------------------------------
                     5.   Sole Voting Power

     Number of                 0

      Shares        ----------------------------------------------------------
                     6.   Shared Voting Power
   Beneficially
                               11,136,762
     Owned by
                    ----------------------------------------------------------
       Each          7.   Sole Dispositive Power

    Reporting                  0

      Person        ----------------------------------------------------------
                     8.   Shared Dispositive Power
       With:
                               11,136,762

------------------------------------------------------------------------------
 9.   Aggregate Amount Beneficially Owned by Each Reporting Person


           11,136,762


------------------------------------------------------------------------------
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                    [_]

------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)


           7.9 %


------------------------------------------------------------------------------
12.   Type of Reporting Person

           IA

------------------------------------------------------------------------------

Item 1(a).         Name of Issuer:
                   ENDEAVOUR INTERNATIONAL CORPORATION

Item 1(b).         Address of Issuer's Principal Executive Offices:
                   1001 Fannin Street, Suite 1600
                   Houston, Texas 77002

Item 2(a).         Name of Persons Filing:

                   GOLDMAN SACHS ASSET MANAGEMENT

Item 2(b).         Address of Principal Business Office or, if none, Residence:

                   Goldman Sachs Asset Management
                   32 Old Slip
                   New York, NY  10005

Item 2(c).         Citizenship:
                   GOLDMAN SACHS ASSET MANAGEMENT, L.P. - Delaware GS INVESTMENT STRATEGIES, LLC - Delaware


Item 2(d).         Title of Class of Securities:
                   Common Stock, $ 0.001 par value

Item 2(e).         CUSIP Number:
                   29259G101

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

          (a).[ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

          (b).[  ]  Bank as defined in Section 3(a)(6) of the Act
                   (15 U.S.C. 78c).

          (c).[ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

          (d).[ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

          (e).[X] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
                              Goldman Sachs Asset Management, L.P.
                              GS Investment Strategies, LLC

          (f).[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

          (g).[ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

          (h).[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i).[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

          (j).[  ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.            Ownership.*

          (a).     Amount beneficially owned:
                   See the response(s) to Item 9 on the attached cover page(s).

          (b).     Percent of Class:
                   See the response(s)to Item 11 on the attached cover page(s).

          (c).     Number of shares as to which such person has:

                   (i). Sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover page(s).

                   (ii). Shared power to vote or to direct the vote: See the response(s) to Item 6 on the attached cover page(s).

                   (iii). Sole power to dispose or to direct the disposition of: See the response(s) to Item 7 on the attached cover page(s).

                   (iv). Shared power to dispose or to direct the disposition of: See the response(s) to Item 8 on the attached cover page(s).

Item 5.            Ownership of Five Percent or Less of a Class.
                             Not Applicable

Item 6.            Ownership of More than Five Percent on Behalf of Another
                   Person.

                   Clients of the Reporting Person(s) have or may have the right to receive or the power to direct the receipt of dividends from,or the proceeds from the sale of, securities held in their accounts. Clients known to have such right or power with respect to more than 5% of the class of securities to which this report relates are:

                   Goldman Sachs Investment Partners Master Fund, L.P.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
                             Not Applicable

Item 8.            Identification and Classification of Members of the Group.
                             Not Applicable

Item 9.            Notice of Dissolution of Group.
                             Not Applicable

Item 10.           Certification.
                   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


--------------------------


  * In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the "Release"), this filing reflects the securities beneficially owned by Goldman Sachs Asset Management, L.P. ("GSAM") and GS Investment Strategies, LLC ("GSIS"), each a wholly-owned subsidiary of The Goldman Sachs Group, Inc. ("GS Group"). This filing does not reflect securities, if any, beneficially owned by any other subsidiaries of GS Group whose ownership is disaggregated from that of GSAM and GSIS in accordance with the Release. GSAM and GSIS, each an investment adviser, disclaim beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which GSAM or GSIS or their employees have voting or investment discretion, or both and (ii) securities managed, if any, on GSAM's or GSIS's behalf, by third parties.

                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 12, 2010

             GOLDMAN SACHS ASSET MANAGEMENT, L.P.

             By:/s/  John Colangelo
              ----------------------------------------
             Name:   John Colangelo
             Title:  Attorney-in-fact

             GS INVESTMENT STRATEGIES, LLC

             By:/s/  John Colangelo
              ----------------------------------------
             Name:   John Colangelo
             Title:  Attorney-in-fact

                                INDEX TO EXHIBITS



Exhibit No.             Exhibit
-----------             -------
  99.1          Joint Filing Agreement
  99.2          Power of Attorney, relating to
                GOLDMAN SACHS ASSET MANAGEMENT, L.P.
  99.3          Power of Attorney, relating to
                GS INVESTMENT STRATEGIES, LLC

                                                                  EXHIBIT (99.1)

                                JOINT FILING AGREEMENT

    In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock, $ 0.001 par value, of ENDEAVOUR INTERNATIONAL CORPORATION and further agree to the filing of this agreement as an Exhibit thereto.
In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13G.

Date:  February 12, 2010

             GOLDMAN SACHS ASSET MANAGEMENT, L.P.

             By:/s/  John Colangelo
              ----------------------------------------
             Name:   John Colangelo
             Title:  Attorney-in-fact

             GS INVESTMENT STRATEGIES, LLC

             By:/s/  John Colangelo
              ----------------------------------------
             Name:   John Colangelo
             Title:  Attorney-in-fact

                                                                  EXHIBIT (99.2)


                                POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that GOLDMAN SACHS ASSET MANAGEMENT, L.P. (the "Company") does hereby make, constitute and appoint each of Ronald L. Christopher, Dan Deluca and Jeremy Kahn, (and any other employee of The Goldman Sachs Group, Inc. or one of its affiliates designated in writing by one of the attorneys-in-fact), acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, (as amended, the "Act"), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of October 14, 2008.


GOLDMAN SACHS ASSET MANAGEMENT, L.P.


By:/s/ Ellen R. Porges
________________________
Name:   Ellen R. Porges
Title:  Managing Director

                  DESIGNATION OF ADDITIONAL ATTORNEY-IN-FACT

KNOW ALL PERSONS BY THESE PRESENTS that Ronald L. Christopher, a duly appointed attorney-in-fact of GOLDMAN SACHS ASSET MANAGEMENT,L.P.(the "Company"),pursuant to that Power of Attorney dated October 14, 2008 (the "POA"), does hereby designate John Colangelo, an employee of Goldman, Sachs & Co.(the "Firm"),as an additional attorney-in-fact, with the same authority to act as provided to the undersigned and the other attorneys-in-fact named in the POA.

This Designation of Additional Attorney-in-Fact (this "Designation") shall not affect the continued power of the undersigned or the other named attorneys-in-fact to act under the POA to the full extent permitted thereby. This Designation shall remain in full force and effect until either it or the POA is revoked in writing by the Company or the Firm, or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of the Firm or one of its affiliates.

IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of December 31, 2009.

GOLDMAN SACHS ASSET MANAGEMENT, L.P.


By:   /s/ Ronald L. Christopher
____________________________
Name: Ronald L. Christopher
Title: Attorney-In-Fact

                                                                  EXHIBIT (99.3)


                                POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that GS INVESTMENT STRATEGIES, LLC (the "Company") does hereby make, constitute and appoint each of Ronald L. Christopher, Dan Deluca and Jeremy Kahn (and any other employee of The Goldman Sachs Group, Inc. or one of its affiliates designated in writing by one of the attorneys-in-fact), acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, (as amended, the "Act"), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of October 14, 2008.


GS INVESTMENT STRATEGIES, LLC


By: /s/ Ellen R. Porges
___________________________
Name:   Ellen R. Porges
Title:  Managing Director

		  DESIGNATION OF ADDITIONAL ATTORNEY-IN-FACT

KNOW ALL PERSONS BY THESE PRESENTS that Ronald L. Christopher, a duly appointed attorney-in-fact of GS INVESTMENT STRATEGIES, LLC (the "Company"), pursuant to that Power of Attorney dated October 14, 2008 (the "POA"),does hereby designate John Colangelo,an employee of Goldman, Sachs & Co.(the "Firm"),as an additional attorney-in-fact, with the same authority to act as provided to the undersigned and the other attorneys-in-fact named in the POA.

This Designation of Additional Attorney-in-Fact (this "Designation") shall not affect the continued power of the undersigned or the other named attorneys-in-fact to act under the POA to the full extent permitted thereby. This Designation shall remain in full force and effect until either it or the POA is revoked in writing by the Company or the Firm, or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of the Firm or one of its affiliates.

IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of December 31, 2009.

GS INVESTMENT STRATEGIES, LLC


By:   /s/ Ronald L. Christopher
____________________________
Name: Ronald L. Christopher
Title: Attorney-In-Fact